EXHIBIT 7C

For period ending 06/30/2009 file number 811-09253.

List the name of each series or portfolio and give a consecutive number to each series or portfolio starting with the number 1. Use this same numerical designation for each series or portfolio in the series information block in the top right corner of the screens submitted in this filing and in all subsequent filings on this form. This information is required each time the form is filed.

For the funds over #99, interested parties could refer to the most recent shareholder report for financial information.


Series     Series Name                                                 Is this the last filing for this Series?
Number                                                                                  (Y/N)

146        Wells Fargo Managed Account CoreBuilder Shares - Series G                      N
147        Wells Fargo Managed Account CoreBuilder Shares - Series M                      N